Exhibit 99.12
Dell to Buy Data Storage Company for $1.15 Billion
August 16, 2010, 7:36 am
Dell said Monday that it has agreed to buy 3PAR, a data storage company, for about $1.15 billion in cash, as the computer giant races to expand beyond its core PC-making business.
Under the terms of the deal, Dell will pay $18 a share in cash through a tender offer, an 86.5 percent premium over 3PAR’s Friday closing share price of $9.65.
Data storage companies have long been the focus of big computer companies, as customers increasingly demand huge amounts of capacity for an array of information services.
Meanwhile, Dell has sought to bolster its offerings of services, a bid to diversify from its core computer manufacturing business, a relatively low-margin industry. Adding 3PAR would add recurring revenue to supplement hardware sales.
Some of its major competitors, including I.B.M. and Hewlett-Packard, already have strong presences in the sector.
Founded in 1999 and based in Fremont, Calif., 3PAR has 357 employees. Dell said that it intends to make additional investments in the company’s sales and engineering teams.
The deal is expected to close by the end of the year. Dell said that it expects the purchase to begin adding to its earnings in its 2012 fiscal year.

Dell to buy 3Par for $1.13 billion
(AP) — 5 hours ago
NEW YORK — Dell says it’s buying data storage company 3Par for about $1.13 billion cash.
The company makes products designed to minimize capacity and energy costs.
Dell Inc. is offering $18 per share for 3Par, an 87 percent premium over Friday’s closing price for the company, based in Fremont, Calif.
Dell, based in Round Rock, Texas, said Monday it expects the deal to add to its adjusted profit in fiscal 2012. It says it also plans to invest in added engineering and sales resources in 3Par.
The deal has been approved by the boards of both companies and is expected to close this year.

Dell to Buy Data Storage Maker 3Par for $1.15 Billion
August 16, 2010, 9:35 AM EDT
By Kelly Riddell
Aug. 16 (Bloomberg) — Dell Inc., the world’s third-largest personal-computer maker, agreed to buy 3Par Inc. for about $1.15 billion, gaining equipment and software to bolster its growing corporate data-center business.
3Par investors will get $18 a share in cash, Dell said in a statement today. That’s almost double the stock’s closing price of $9.65 on Aug. 13. 3Par, based in Fremont, California, makes hardware and software for reducing data-storage requirements.
Dell is seeking to compete with companies such as Hewlett- Packard Co. and International Business Machines Corp. in the market for more complex computer systems and technology services that yield higher profits than desktop and laptop PCs. Dell said in June that it plans to double the size of its data-center and technology-services business in part through acquisitions.
“The 3Par acquisition gives Dell the needed arrows in its quiver to step up competition in enterprise technology,” said Ashok Kumar, an analyst at Rodman & Renshaw LLC in New York.
3Par, which had declined 19 percent this year before today, rose $8.23, or 85 percent, to $17.88 at 9:31 a.m. on the New York Stock Exchange. Dell, based in Round Rock, Texas, fell 19 cents to $11.82 on the Nasdaq Stock Market.
Dell bought EqualLogic Inc. in 2007 for $1.4 billion as the foundation for its data-storage offering. Last month, Dell agreed to buy closely held storage company Ocarina Networks for an undisclosed price. The PC maker also agreed to acquire server-computer Scalent Systems Inc. that month.
Rivals’ Purchases
Dell has a best chance to challenge rivals by allowing 3Par to keep operating by itself, without too tight integration with Dell’s existing businesses, Kumar said. So far, the execution of some of Dell’s acquisitions has fallen “way short,” he said.
“If Dell’s hands-off and treats 3Par as a standalone acquisition, then they have a real shot to be a competitor in the marketplace,” he said.
Sales at Dell’s storage business increased about 4 percent to $554 million in the first quarter. The business accounts for about 4 percent of total sales.
Rivals are also racing to grow their enterprise-technology businesses through acquisitions. Oracle Corp., the world’s second-biggest software maker, bought Sun Microsystems Inc. for about $7.3 billion to expand into hardware, and HP bought 3Com Corp., a provider of networking infrastructure, for $2.7 billion this year.
Dell hired IBM’s top dealmaker David Johnson last year to help lead the company’s acquisition strategy. In 2009, Dell bought Perot Systems Corp. for about $3.6 billion, marking the largest purchase in its 25-year history. Chief Executive Officer Michael Dell said last year the company would continue to be “reasonably active” in making acquisitions.
—Editors: Ville Heiskanen, Peter Elstrom
To contact the reporter on this story: Kelly Riddell in Washington at kriddell1@bloomberg.net
To contact the editor responsible for this story: Peter Elstrom at pelstrom@bloomberg.net

Wall Street Journal Online — Aug. 16, 2010
Dell to Acquire 3PAR in Cash Deal
By ANUPREETA DAS
Dell Inc. said Monday it plans to purchase data-storage company 3PAR Inc. for about $1.15 billion in cash, as the personal-computer maker seeks to boost its offerings for corporate-technology departments.
Dell said it will pay $18 a share for 3PAR, an 86.5% premium to the Fremont, Calif.-based company’s Friday closing price of $9.65.
On Monday, 3PAR shares jumped $8.38 to $18.03 in midday trading on the New York Stock Exchange.
For Dell, which earns about half its revenue from selling personal computers, the acquisition is the latest attempt to grab a bigger piece of corporate spending on data centers, as IT budgets gradually come back after the recession.
Dell, based in Round Rock, Texas, bought storage company Equallogic Inc. in 2007 for $1.4 billion.
Founded in 1999, 3PAR builds high-end systems that help companies store and manage their data more efficiently, using what are known as virtualization technologies. It competes with products from data-storage giant EMC Corp, Japan’s Hitachi Ltd. as well as Hewlett-Packard Co. and International Business Machines Corp.
“With Dell we combine a powerful, virtualized storage platform with an outstanding distribution network to deliver this value to an even broader set of customers,” 3PAR Chief Executive David Scott said in a statement.
In recent years, Wall Street has perceived Dell as a laggard behind rivals H-P, IBM and Oracle Corp., which have bolstered their software and services for the enterprise-technology market, often stepping on each other’s toes as they search for new sources of growth.
Oracle, the world’s top maker of business software, expanded into hardware with its $7.1 billion purchase of Sun Microsystems Inc. Meanwhile, H-P has added to its enterprise-technology business with the $2.7 billion acquisition of 3Com, a provider of networking infrastructure.
Last year, Dell poached IBM’s top deal-maker David Johnson, indicating that it was going to be a more aggressive acquirer. It also bought Perot Systems Inc. for $3.9 billion.
The 3PAR deal is expected to close by the end of this year.